4/23

07022908

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MMX Mineracao e Metalicos

*CURRENT ADDRESS

PROCESSED

APR 3 0 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35042 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 4/26/07

ARIS
12-31-06

**MMX Mineração e Metálicos S.A.**
**(Publicly-held company)**

# Financial statements on December 31, 2006 and 2005

**(With independent auditors' report thereon)**
(A translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

# MMX Mineração e Metálicos S.A.
**(Publicly-held company)**



## Financial statements

**December 31, 2006 and 2005**

## Contents

# Management report

MMX is investing through its subsidiaries in integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with the goal to establish a leading position in these areas in Brazil and internationally.

The operations are planned and organized into integrated and independent systems, and denominated as MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System. The subsidiary controlled by the Company, MMX Metálicos Brasil Ltda., is responsible for and will develop the pig iron and semi-finish steel products plants projects in Corumbá and Amapá Systems, and the palletizing plant in Minas-Rio System.

Detailed information on MMX Systems, on the investments involved for the development of the projects and the feasibility studies is available on our website www.mmx.com.br/ri.

## MMX in the *Novo Mercado*

The Public Offering of Common Shares was concluded on August 24, successfully performed. The distribution, aimed at qualified investors in Brazil and overseas, totaled 1,373 thousand shares, with a gross amount of R$1,042 million. The price per share, determined by the bookbuilding process, was R$815.00.

MMX's common shares started being traded in the *Novo Mercado* of the São Paulo Stock Exchange (Bovespa), under the ticker **MMXM3**. The Company's shares comprise the portfolio of the Special Corporate Governance Index (IGC). The quotation of the shares is unitary and traded in lots of one hundred shares.

By listing its shares in the *Novo Mercado* segment, MMX undertakes to act within the best Corporate Governance practices.

The Board of Directors is comprised of 9 members, and 6 of them are independent members. By decision of the Board, an Audit Committee was created, comprised of 3 members, all of them independent in relation to the controlling shareholder and the other members of its Management.

Pursuant to CVM Instruction no. 381/03, MMX Mineração e Metálicos S.A. has as procedure to submit the fees and types of services to be provided by its independent auditors to the approval of the Company's Board of Directors. The adopted contracting policy complies with the principles that preserve the auditor's independence, in accordance with internationally accepted criteria, which are: the auditor must no audit his/her own work neither exercise managements functions for his/her client or promote his/her interests.

MMX's capital is exclusively comprised of common shares, ensuring minority shareholders, pursuant to the Company's Bylaws, equal treatment to that given to the controlling shareholder, in the event of sale of control (100% tag along).

The capital stock is represented by 3,804 thousand shares, and free float reaches 32% of the total. The interest of foreign investors in free float is 77% and 25% in the Company's total capital.

MMX's shares quotation reached R$920.00 on December 31, 2006, representing a 13% appreciation against the Public Offering price. MMX's market value at the end of 2006 was R$3.5 billion.

In 2006, the Parent Company's financial statements presented are related:

- to the receiving of funds coming from the Public Offering of shares, carried out at the end of July, and respective costs of this operation;

- to the negative equity accounting result that represents the operation of Amapá Railway EFA, as well the operation start of the subsidiary MMX Corumbá Mineração Ltda., including financial charges; and

- to the expenses resulting from the Company's maintenance.

## Development of MMX Systems

### *MMX Corumbá System*

- Mine 63 is operating since December 2005 and reached in 2006 a production of 751 thousand tonnes of iron ore;

- The volume exported in 2006 was 65 thousand tonnes, focused on Lucchini Spa and Aceros del Paraguay S.A.; and

- The Pig Iron Plant was granted, on August 16, 2006, the Installation license. The construction of the first blast furnace was started in September, and it should be operational in the middle of 2007, according to the plans. The second blast furnace should start operating in September 2007.

The expected pig iron production is 400 thousand tonnes a year[2], and should be operating at full capacity in 2008.

On January 15, 2007, we disclosed that MMX Metálicos Brasil Ltda. received from Pantanal Environment Institute - IMAP/MS the Installation License ("LI") for the expansion of its Pig Iron Production Plant. Pursuant to the LI, MMX Metálicos may start, in Corumbá, the installation works of the Sintering, Steelmaking and Rolling units, according to the Company's plans already disclosed to the market.

In a Notice disclosed on February 15, 2007, the Company informed that the eucalyptus planting project was started, within the reforestation program of MMX Corumbá System. The program aims at the development of an own forestry base, which will supply coal required for the pig iron operation in a sustainable way and environmentally right.

All the parameters used in the forestry project preparation comply with MMX's environment policy, which provides for the sustainability of undertakings, conciliating economic development with nature conservation.

*MMX Amapá System*

On September 21, 2006, was disclosed the information that North American mining company Cleveland-Cliffs Inc. entered into a preliminary agreement with Centennial Asset Amapá Participações S.A., a company holding 30% of MMX Amapá, for the acquisition of such interest for the amount of US$133 million[2].

- Amapá mine was granted Installation License on August 16, 2006. The construction company was hired and earthmoving and dam works were initiated in September. The construction pace and the progress of civil works of the processing plant and the dam are in accordance with the schedule established. All necessary equipment for the operation was acquired, receiving of which in accordance with the operation start schedule of the processing plant. The star of operations is planned for the fourth quarter of 2007;

- Amapá Railway (EFA), with a 20-year concession agreement, was granted Operating License in August 2006. Equipments (rail cars and locomotives) are being remodeled, as well as the track; and

- The Prior License for the port terminal was granted on August 16, 2006. Beginning of works is planned for the middle of 2007, after the granting of the Installation License.

The System will comprise the production of iron ore, which should reach the capacity of 6.5 million tonnes/year[2] in the middle of 2008, 72% of which are pellet feed.

The System relies on EFA for the outflow of its iron ore production up to Port of Santana, in the state of Amapá.

On June 8, 2006, an agreement was entered into with GIIC (Gulf Industrial Investment Corporation) for the annual supply of up to 6.5 million tonnes/year[2] of iron ore as from 2007.

[2] Not audited by KPMG Auditores Independentes.

*MMX Minas-Rio System*

In August 2006, it was filed at the IBAMA the Environmental Impact Study (EIA-RIMA) for the ore pipeline project, which is the first stage for the environmental license of the undertaking.

MMX, aiming to promote the dialogue and aligned with its transparency commitment, organized meetings with the communities of the 32 (thirty two) cities that are within the ore pipeline's way. The events were held throughout October and November 2006.

The Company's proactive and transparent posture, taking its projects beforehand to the Communities, will result in the agility to obtain the environmental licensing required to start the construction of the ore pipeline.

As already announced, it was formalized in June the decision held by the Governments of the States of Minas Gerais and Rio de Janeiro to collaborate to the implementation of a logistics corridor connecting both states.

In a Notice disclosed on March 26, 2007, we informed that IBAMA established the schedule to conduct public hearings and inspections of areas related to the ore pipeline of Minas-Rio Integrated System, which will be concluded on April 20, 2007.

Out of all the 32 cities which will be passed through by the ore pipeline, all of them visited by MMX, only 3 required formal public hearings.

The Company reassures its belief in the achievement of the licenses required by law in time to reach the production start schedule of MMX Minas-Rio Integrated System.

The Port of Açu, located in the City of São João da Barra, State of Rio de Janeiro, will be the iron ore production outflow center of MMX Minas-Rio Integrated System and has a potential to be the new logistics infrastructure center of Southern Brazil. The Previous Environmental License for the undertaking implementation was granted by FEEMA - State Foundation of Environment Engineering, on December 28, 2006.

Minas-Rio System will comprise the iron ore production, which should reach full capacity in 2011, with 26.5 million tonnes a year[2] of pellet feed. The ore will be flowed through a ore pipeline of nearly 525 km, which will connect the processing plant to be built in the City of Alvorada de Minas (State of Minas Gerais), to Port of Açu (State of Rio de Janeiro).

[2] Not audited by KPMG Auditores Independentes.

## Financings

The table below shows the current status of credit lines, obtained and agreed, for ongoing projects:

| Ongoing projects | Financing US$ million | Institution | Status | Term |
|---|---|---|---|---|
| Mine and Logistics | | | | |
| Corumbá | 57 | ABC/Unibanco/Itaú/ BNDES [2] Itaú | Executed | 2.7 years |
| Amapá | 250 | BBA/ABC/BNDES (1) | Executed | 7 to 10 years |
| Minas-Rio Mettalics | 1,518 | Unibanco/Sindicato/ BNDES | US$50 million bridge loan | 12 years |
| Corumbá | 90 | Credit Suisse/BNP (1) | US$50 million bridge loan | 7 years |

(1) According to Note of Subsequent Events.

## Geological resources[2]

Studies on estimates of resources and reserves, with research data until March 31, 2006, are being audited in accordance with the Canadian standard NI-43.101. The disclosure is estimated for the middle of 2007.

The continuous geological research and collected data analysis should be concluded in the third quarter of 2007. The analysis result may increase our geological reserves and resources, for the research in mining rights of Minas-Rio System (Serra do Sapo) after March 31, 2006 was started.

Below we show the progress of the drilling program carried out from March 2006 until March 2007:

- MMX Corumbá: 1,175 meters from a total of 3,337 meters drilled;
- MMX Amapá: 16,423 meters from a total of 27,952 meters drilled; and
- MMX Minas-Rio: 18,435 meters from a total of 27,722 meters drilled.

## Consolidated financial statements

In 2006, the financial statements presented reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Cash and cash equivalents presented reflect proceeds received from the Public Offering and obtained financings.

[2] Not audited by KPMG Auditores Independentes.

As a prevention and reduction strategy of fluctuation effects of the exchange rate especially on local currency investments, the Management adopts the policy to maintain derivatives, through currency forward operations, assets in reais and liabilities in U.S. dollar, all recorded at CETIP.

The Company obtained in 2006 net positive results of R$26,989, taken to deferred charges by its subsidiaries in a pre-operating phase. At the end of the year, the outstanding operations represented unrealized net positive results, in the amount of R$20,273.[2]

In the settlement of currency forward operations in the 1st quarter of 2007 the Company obtained a net positive result of R$44,503, this amount includes the result obtained in operations existing on December 31, 2006.[2]

The Company maintains outstanding positions, with maturity in the second half of 2007 and has been realizing gains especially due to the Real appreciation. It is worth point out that this result is subject to variations of exchange rates as long as we maintain the outstanding operations. In the case of currency depreciation, the Company may reach negative results in these operations.[2]

## Subsequent events

**(a) Pig Iron Sale Agreement**

On January 5, 2007, the subsidiary MMX Metálicos Brasil and Cargill, Incorporated ("Cargill") entered into a long-term agreement for the supply of pig iron production of MMX Corumbá System, with firm guarantee of removal and delivery.

With the commitment to buy the volume agreed as from August 2007, Cargill will start having exclusivity, except for South America, in the commercialization of the pig iron production acquired from MMX Metálicos coming from MMX Corumbá System.

**(b) Licenses**

On January 10, 2007, the subsidiary MMX Amapá Mineração Ltda., received an authorization instrument issued by the General Director of the Brazilian Agency of Waterway Transports - ANTAQ, which authorizes the construction and exploration, by an undetermined period, of a private use mixed port terminal, located in the port area of the city of Santana, state of Amapá.

**(c) Split of shares**

On January 25, 2007, MMX started its share split program, as disclosed in the Prospectus related to the Public Offering. The issuance proposal of a new share for each existing share was approved at an Extraordinary General Meeting held on the aforementioned date. The Company's capital stock started being represented by 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty six) common shares. At the end of March 2007, MMX's quotation reached R$751.00, representing an 84% increase against the Offering issuance price.

[2] Not audited by KPMG Auditores Independentes.

The program provides for a second split, in the same proportion of the one carried out in January, and a third one, in the proportion of nine new shares for each share existing on the occasion. The proposals will be submitted to approval at an Extraordinary General Meeting in July 2007 and January 2008, respectively.

**(d) "Global Depositary Receipts" Program**

On February 5, 2007, MMX's Global Depositary Receipts - Level 1 program was started, approved by the Securities and Exchange Commission of Brazil - CVM, having as custodian institution Banco Itaú and Bank of New York as depositary institution. After the split approved in January, each common share is equivalent to 20 GDRs.

**(e) Land acquisition**

The Company, by means of its subsidiary MPC, executed a real estate purchase option on the coast of the state of São Paulo, area in which the Company is carrying out studies for a port undertaking to serve the production outflow of MMX Corumbá Integrated System.

**(f) Loans and financings**

On February 22, 2007, the subsidiaries MMX Amapá e MMX Logística do Amapá entered into a loan agreement in the total amount of US$250,000 thousand, US$200,000 thousand in lines of Banco Itaú BBA and US$50,000 thousand in lines of Banco ABC Brasil.

**(g) MMX Amapá**

On March 2, 2007 the share purchase operation of Centennial Amapá by Cleveland-Cliffs, Inc., the largest iron mining company and the largest pellet producer of the United States, was concluded. MMX and its current partner approved a new budget for MMX Amapá Integrated System, in the total estimated amount of US$347 million (2), mainly comprising the improvement of the System's processing plant.

Out of this total, US$250 million is already the purpose of a credit line, in the project finance modality, contracted with Banco Itaú BBA S.A. and Banco ABC Brasil S.A.

**(h) Constitution of subsidiary**

At a general meeting of constitution held on March 1, 2007, the Company and its indirect subsidiary MPC constituted LLX Logística S.A. ("LLX Logística"), which will have as purpose the provision integrated transportation logistics services.

**(i) Corporate reorganization**

The Company's Board of Directors approved on the same date the corporate reorganization of the activities currently developed by MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"). The reorganization mainly comprises:

- The creation of two new companies, LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio"), which will own the ore pipeline and the area of Port of Açu designed to the construction of the iron ore port terminal (nearly 300 hectares) and LLX Porto do Açu Ltda. ("LLX Açu"), which will be the owner of the remaining portion of Port of Açu (approximately 5,700 hectares);

- Change of name from MMX Minas-Rio to MMX Minas-Rio Mineração Ltda.; and

- Creation of LLX Logística S.A., which will start being the holding of the Company's logistics activities, which will have an independent management. Mr. Ricardo Antunes was appointed for the position of Chief Executive Officer and Mrs. Eliane Lustosa for the position of Chief Financial Officer. Mr. Antunes is currently the Commercial Officer of MMX, position he will accumulate temporarily.

  The reorganization will not imply in any dilution of MMX's current shareholders, providing the Company with the sole opportunity to obtain the maximum value from its logistics assets, with a great potential to develop the national logistics and infrastructure industry, which currently represents one of the main bottlenecks to the country's economic growth.

**(j) Iron ore supply agreement with GIIC**

In a Material Fact disclosed on March 27, 2007, we informed that GIIC decided to increase the contracted volume to 13 million tonnes of iron ore, by exercising the option to acquire 6.5 million additional tonnes. The ore to be supplied will come from MMX Amapá and MMX Minas-Rio Integrated Systems.

# Independent auditors' report

To
The Board of Directors and Shareholders
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

1. We have examined the accompanying balance sheets of MMX Mineração e Metálicos S.A. and the consolidated balance sheets of the Company and its subsidiaries, as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and changes in financial position, for the years then ended, wich are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidences and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of MMX Mineração e Metálicos S.A. and the consolidated financial position of this Company and its subsidiaries as of December 31, 2006 and 2005, and the result of its operations, changes in its shareholders' equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as whole. The statements of cash flows are supplementary to the aforementioned financial statements, are not required by the accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. As discussed in Note 1 to the financial statements, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Brasil Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda. and IRX Mineração Ltda., are in a pre-operating stage and thus their results have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The Company also has goodwill balance coming from the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as, subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard to these operational activities are also described in Note 1.

March 29, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

## Balanços patrimoniais

**em 31 de dezembro de 2006 e 2005**

*(Em milhares de Reais)*

| | | Controladora | | Consolidado | |
|---|---|---|---|---|---|
| **Ativo** | **Nota** | **2006** | **2005** | **2006** | **2005** |
| **Circulante** | | | | | |
| Disponibilidades | 5 | 727.843 | 10.660 | 779 212 | 19 903 |
| Contas a receber | 6 | - | - | 4.640 | - |
| Estoques | 7 | - | - | 37.330 | - |
| Adiantamentos diversos | 8 | 585 | - | 14.198 | 102 |
| Impostos a recuperar | | 7.442 | - | 18.820 | 217 |
| Depósito vinculado | 9 | 6 000 | - | 6 000 | - |
| Retenções contratuais | 10 | 145.282 | - | 145.282 | - |
| Empresas controladas e coligadas | 16 | 163.360 | - | - | - |
| Outros créditos | | 421 | - | 4.780 | - |
| | | 1.050.933 | 10.660 | 1.010.262 | 20 222 |
| **Não Circulante** | | | | | |
| **Realizável a longo prazo** | | | | | |
| Empresas controladas e coligadas | 16 | - | - | - | 656 |
| Despesas antecipadas | | - | - | 267 | - |
| Depósitos judiciais | 11 | - | - | 687 | - |
| | | - | - | 954 | 656 |
| **Ativo permanente** | | | | | |
| Investimentos | 12 | 5.947 | 3.819 | 2 176 | - |
| Intangível: | | | | | |
| Agio na aquisição de controlada | 12 | - | - | 125.105 | 177.513 |
| Direitos minerais e concessão | 13 | - | - | 87.730 | 49 490 |
| Imobilizado | 14 | 15.527 | - | 206.678 | 7.137 |
| Diferido | 15 | - | - | 159.575 | 17.201 |
| | | 21.474 | 3.819 | 581.264 | 251.341 |
| | | 1.072 407 | 14 479 | 1.592 480 | 272.219 |

| | | Controladora | | Consolidado | |
|---|---|---|---|---|---|
| **Passivo** | **Nota** | **2006** | **2005** | **2006** | **2005** |
| **Circulante** | | | | | |
| Fornecedores | | 9.813 | - | 66 495 | 470 |
| Impostos e contribuições a recolher | | 2 007 | - | 15 596 | 415 |
| Empréstimos e financiamentos | 17 | 10.130 | - | 256.369 | 81.687 |
| Obrigações com aquisições de investimentos | 20 | - | - | 28 127 | 89.177 |
| Empresas controladas e coligadas | 16 | - | 357 | - | 338 |
| Provisão para passivo a descoberto | 12b | 2.059 | - | - | - |
| Outras obrigações | | 618 | 98 | 3.306 | 359 |
| | | 24.627 | 455 | 369.893 | 172.446 |
| **Não Circulante** | | | | | |
| **Exigível a longo prazo** | | | | | |
| Empréstimos e financiamentos | 17 | - | - | 131.503 | - |
| Obrigações com aquisições de investimentos | 20 | - | - | 30.182 | 85 747 |
| Provisão para contingências | 18 | - | - | 687 | - |
| Obrigações com aquisição de imobilizado | 14 | - | - | 10 770 | - |
| | | - | - | 173.142 | 85.747 |
| Participações de minoritários | | - | - | 1.665 | 2 |
| **Patrimônio líquido** | 21 | | | | |
| Capital social | | 1.142.515 | 16.703 | 1.142.515 | 16 703 |
| Prejuízos acumulados | | (94 735) | (2.679) | (94.735) | (2.679) |
| | | 1.047.780 | 14 024 | 1.047.780 | 14 024 |
| | | 1.072.407 | 14 479 | 1.592 480 | 272.219 |

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

# Demonstrações de resultados

**Exercícios findos em 31 de dezembro de 2006 e 2005**

*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| **Receita operacional bruta** | - | - | 9.392 | - |
| Deduções | - | - | (215) | - |
| **Receita operacional líquida** | - | - | 9.177 | - |
| Custos dos produtos vendidos e dos serviços prestados | - | - | (17.852) | - |
| **Prejuízo bruto** | - | - | (8.675) | - |
| **Outras receitas (despesas) operacionais** | | | | |
| Administrativas e gerais | (54.759) | (222) | (60.005) | (222) |
| Comerciais | - | - | (342) | - |
| Receitas financeiras | 57.816 | 36 | 58.842 | 36 |
| Despesas financeiras | (79.115) | - | (79.745) | - |
| Resultado de equivalência patrimonial | (13.939) | (2.136) | - | - |
| Outras despesas operacionais | (2.059) | - | (7.365) | - |
| **Prejuízo operacional** | (92.056) | (2.322) | (97.290) | (186) |
| Resultado não operacional | - | - | (1.397) | (2.136) |
| **Prejuízo antes das participações minoritárias** | (92.056) | (2.322) | (98.687) | (2.322) |
| Participações minoritárias | - | - | 6.631 | - |
| **Prejuízo do exercício** | (92.056) | (2.322) | (92.056) | (2.322) |
| **Prejuízo por lote de mil ações - R$** | (24) | (25) | | |
| **Quantidade de ações ao final do exercício (por lote de mil)** | 3.804 | 92 | | |

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

# Demonstrações das origens e aplicações de recursos

**Exercícios findos em 31 de dezembro de 2006 e 2005**

*(Em milhares de Reais)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| **Aplicações de recursos** | | | | |
| **Das operações** | | | | |
| Prejuízo do exercício | 92.056 | 2.322 | 92.056 | 2.322 |
| **Itens que não afetam o capital circulante** | | | | |
| Depreciação e amortização | (49) | - | (911) | - |
| Resultado da equivalência patrimonial | (13.939) | (2.136) | - | - |
| Provisão para passivo a descoberto | (2.059) | - | - | - |
| Variações monetárias e juros de longo prazo | - | - | (590) | - |
| Custo residual do ativo permanente baixado | - | - | (1.397) | (2.136) |
| Participações minoritárias | - | - | (6.631) | (2) |
| | 76.009 | 186 | 82.527 | 184 |
| **Recursos aplicados nas operações** | | | | |
| Liquidação de créditos com pessoas ligadas | - | - | - | 656 |
| Aumento de realizável a longo prazo | - | - | 1.079 | - |
| Redução do exigível a longo prazo | - | - | 149.874 | - |
| Aplicações em investimentos permanentes em outras sociedades | 18.126 | 5.956 | - | 177.513 |
| Aquisições de direitos minerais | - | - | 39.637 | 50.475 |
| Aquisições de bens do imobilizado | 15.576 | - | 200.450 | 7.137 |
| Adições no ativo diferido | - | - | 142.375 | 18.353 |
| | 33.702 | 5.956 | 533.415 | 254.134 |
| **Total das Aplicações** | 109.711 | 6.142 | 615.942 | 254.318 |
| **Origem de recursos** | | | | |
| **Dos acionistas** | | | | |
| Aumento de capital, líquido | 1.125.812 | 16.683 | 1.125.812 | 16.683 |
| **De terceiros** | | | | |
| Emprestimos obtidos | - | - | 131.503 | - |
| Aumento do exigível a longo prazo | - | - | 100.207 | 85.747 |
| Redução no valor da aquisição de investimento | - | - | 50.232 | - |
| Redução do realizável a longo prazo | - | - | 781 | - |
| **Total das Origens** | 1.125.812 | 16.683 | 1.408.535 | 102.430 |
| **Aumento (redução) do capital circulante líquido** | 1.016.101 | 10.541 | 792.593 | (151.888) |
| **Demonstração das variações no capital circulante líquido** | | | | |
| **Ativo circulante** | | | | |
| No fim do exercício | 1.050.933 | 10.660 | 1.010.262 | 20.222 |
| No início do exercício | 10.660 | 3 | 20.222 | 3 |
| | 1.040.273 | 10.657 | 990.040 | 20.219 |
| **Passivo circulante** | | | | |
| No fim do exercício | 24.627 | 455 | 369.893 | 172.446 |
| No início do exercício | 455 | 339 | 172.446 | 339 |
| | (24.172) | (116) | (197.447) | (172.107) |
| | 1.016.101 | 10.541 | 792.593 | (151.888) |

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
**(Companhia aberta)**

# Demonstrações das mutações do patrimônio líquido

## Exercícios findos em 31 de dezembro de 2006 e 2005

*(Em milhares de Reais)*

| | Capital social | Prejuízos acumulados | Total |
|---|---|---|---|
| **Saldos em 1º de janeiro de 2005** | 20 | (357) | (337) |
| Aumento de capital em dinheiro | 16.683 | - | 16.683 |
| Prejuízo do exercício | - | (2.322) | (2.322) |
| **Saldos em 31 de dezembro de 2005** | 16.703 | (2.679) | 14.024 |
| Aumento de capital referente a incorporação (nota 21a) | 15.210 | - | 15.210 |
| Redução de capital referente a incorporação (nota 21a) | (8.293) | - | (8.293) |
| Aumento de capital - oferta pública de ações (nota 21a) | 1.118.895 | - | 1.118.895 |
| Prejuízo do exercício | - | (92.056) | (92.056) |
| **Saldos em 31 de dezembro de 2006** | 1.142.515 | (94.735) | 1.047.780 |

As notas explicativas são parte integrante das demonstrações financeiras.

*(In thousands of Reais, unless stated otherwise)*

## 1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is an incorporated publicly-held company. MMX's current controlling shareholders acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved on November 29, 2005, by the Brazilian Securities and Exchange Commission ("CVM"). On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the *Novo Mercado* (New Market) segment of the São Paulo Stock Exchange ("BOVESPA") as of July 24, 2006. The financial settlement of said offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Manager, Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exercised the option for the subscription of a supplementary lot of 110,288 book-entry shares, nominatives and non-par registered, issued by the Company ("Supplementary Batch Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering, and considering the over-allotment, 1,372,878 shares were made available to the market, which represent 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

On October 27, MMX filed an approval request of the Global Depositary Receipts - Level I Program, which was started on February 5, 2007, according to Note 26e.

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals in general; manufacture, processing, transportation and sale of metalic products; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics and the industry of value-added steel inputs and metallic products from the iron ore it extracts. The Company owns mineral resources, as a result of the acquisition and requirement of mining rights, in which MMX carries out research and explores iron ore. In the feasibility study context developed by the Company and its subsidiaries for projects, according to geological information obtained and analyzed until March 31, 2006, the Company cubed mineral resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tonnes (*), pursuant to an audit study of geological resources carried out by the specialized company SRK Consulting. The Company manages and/or develops logistics systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

On December 31, 2006 and 2005, MMX had, by means of direct and/or indirect ownership in subsidiaries, the following projects:

**a.** Development of mining research activities (excluding those related to copper and precious metals) in the Cities of Pedra Branca do Amapari and Serra do Navio, in the state of Amapá, by means of an exploration agreement entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study for this project, developed by the specialized company Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), that, besides the mine, encompasses the railway and port operations. The estimated necessary investment in the project is US$272,000 thousand (*), with start-up scheduled for the 4th quarter of 2007. Investments were evaluated by the Company and are currently estimated at US$347,000 thousand (*).

*(In thousands of Reais, except when otherwise mentioned)*

b. The subsidiary MMX Minas-Rio Mineração e Logística Ltda. (henceforth "MMX Minas-Rio"), on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), is the owner of mining rights located in the Quadrilátero Ferrífero and in the Serra do Espinhaço regions, in the state of Minas Gerais. These assets will support the "MMX Minas-Rio System", which aims at the production of iron ore and its outflow through a ore pipeline approximately 525 kilometers long, which will connect the mining region to the city of São João da Barra, in the state of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 6,000 hectare site, suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, which was developed and/or compiled by the specialized company SRK Consulting, that estimated a necessary investment of US$2,033,000 thousand (*) for this project, including investments related to the acquisition of mining rights, with start-up scheduled for the fiscal year of 2009. On March 22, 2007, the Board of Directors approved the corporate reorganization of this activity, as mentioned in Notes 26g and 26h.

c. The Company, through the subsidiary MMX Amapá, constituted MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, after the bidding process started in 2005, with the purpose of obtaining from the state of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service in Amapá ("EFA") Railway. The concession of the railway operation, for the period of 20 years, which can also be renewed for an additional period of 20 years, pursuant to the law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the state of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

   According to the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years a total amount of R$40,700 (*) in the recovery of the railway. Through the concession, MMX Amapá made, on March 7, 2006, a payment in the amount of R$814 to the state of Amapá, equivalent to 2% of the estimated value of investments to be restored.

   During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the liabilities with third parties undertaken by the concession agreement, as its parent company, MMX Amapá, will start operating only in 2007.

*(In thousands of Reais, except when otherwise mentioned)*

**d.** On April 12, 2006, the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the full spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda. ("MMX Corumbá") and MMX Metálicos Brasil Ltda. ("MMX Metálicos"). As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the city of Corumbá, in the state of Mato Grosso do Sul, and is in the operation phase, whose first sales result occurred in July 2006. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec, which estimated the necessary investment in the project to be US$72,000 thousand (*).

In the last quarter of 2006, MMX Corumbá started its operations making the first iron ore shipments to the foreign market.

Its subsidiary MMX Metálicos currently develops projects for which the Company contracted a feasibility study with the specialized companies Hatch Consulting and Outokumpu Technologies, aiming at the deployment of integrated plants for the production of pig iron and semi-finished products, preferably in the states of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant in the property of a subsidiary of the Company in the city of São João da Barra, state of Rio de Janeiro. The necessary investments for these projects are estimated at US$1,224,000 thousand (*).

As mentioned in Note 21a, on April 28, 2006, the shareholders of MMX organized a partial spin-off of the Company, corresponding to 30% of the shares of its subsidiaries; MMX Amapá, MMX Corumbá and MMX Minas-Rio.

(*) Not audited by KPMG Auditores Independentes.

*(In thousands of Reais, except when otherwise mentioned)*

## 2 Licenses

The prerequisite of the environmental policy of Grupo MMX is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries:

| Company | Type | Issuance date | Term | |
|---|---|---|---|---|
| MMX Corumbá | Operation of "Mine 63" | 10/27/2005 | 1 Year | (a) |
| MMX Amapá | Amapá Mine Installation License | 08/16/2006 | 1 Year | |
| MMX Amapá | Prior License for Port Terminal | 08/16/2006 | 6 Months | |
| MMX Logística Amapá | Railway Operation | 08/16/2006 | 1 Year | |
| MMX Metálicos | Installation License | 08/16/2006 | 5 Years | |
| MMX Metálicos | Installation License for expansion of the Pig Iron Plant, for sintering, steelmaking and rolling | 12/28/2006 | 2 Years | |
| MPC | Prior License for Port Terminal | 12/28/2006 | 1 Year | |

(a) On June 26, 2006 a requirement was filed for the license renewal in accordance with Conama Resolution art. 18 paragraph 4th, which was automatically postponed, by an undetermined period, until the definite concession of the qualified environmental body.

## 3 Presentation of financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission - CVM.

### *CVM Deliberation no. 488*

Converging with the international accounting practices, CVM Deliberation no.488 approved the Pronouncement of IBRACON NPC 27, which establishes new presentation and disclosure standards of the financial statements.

In accordance with the referred pronouncement, the assets should be classified in "Current" and "Noncurrent", this last one split into long-term assets, investments, property, plant and equipment, intangible assets and deferred charges. The liabilities should be classified in "Current" and "Noncurrent".

As established in the referred Resolution, the balances of the Balance Sheet of 2005 were reclassified to allow comparability.

### *Description of significant accounting policies*

*a. Statement of operations*

Income and expenses are recognized on the accrual basis. Taking into account that the majority of the Company's subsidiaries are still in a pre-operating stage, Company's, consolidated results for the year is basically represented by expenditures not related to projects in progress and/or which will not bring future benefits. Part of the Company's consolidated results originates from the operation of Amapá Railway and of the iron ore mine of MMX Corumbá, started during 2006.

*b. Accounting estimates*

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred income tax and social contribution, mining rights, the goodwill in subsidiary's acquisition, the provisions for contingencies, the valuation of financial instruments and for the losses at market value of inventories. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

*c. Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate on the balance sheet date and the foreign exchange differences arising on translation are partially recognized in fixed assets, since the subsidiaries of the Company are in a pre-operating phase. For the operating activities, the foreign exchange differences are recognized in the results for the year.

*d. Current and noncurrent assets*

- **Interest earnings bank deposits**

  Interest earnings bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

- **Trade accounts receivable**

  Trade accounts receivable are recorded at the amount billed, including the respective taxes.

- **Inventories**

  Inventories are stated at the average cost, less the provision for loss at the market value.

  The cost of inventories includes expenditures incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

  Stated at their net realization value.

*e. Permanent assets*

- **Investments**

  Investments in subsidiaries were valued using the equity method plus positive goodwill or less negative goodwill, when applicable.

  Goodwill generated in subsidiary company's acquisition is based on the expectation of future profits and will be amortized according to future results in up to 10 years (see Note 12).

- **Intangible assets**

  Recorded at cost of acquisition.

  - **Goodwill in the acquisition of subsidiary**

    The goodwill generated in the acquisition of subsidiary is based on the expectation of future profits and will be amortized in accordance with future results in up to 10 years (see Note 12).

  - **Mining rights**

    Mining rights are valued at the cost of acquisition and are subject to recoverability tests. Amortization will occur over the estimated useful life of the mines, based on the relation obtained between the effective production and the total amount of proved and probable reserves.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated using the straight-line method at rates which take into account estimated useful lives of the assets. The Forest exhaustion will take place due to its formation and maintenance costs and to the area cut each month in relation to the total volume of forests.

- **Deferred charges**

  All results determined in the pre-operating phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned until the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges. Amortization for the operating activities is calculated for a 10-year period.

  Expenditures not directly associated to any future benefits are transferred from deferred charges to the results for the year.

*f. Current and noncurrent liabilities*

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges, monetary and/or exchange variations incurred up to the balance sheet date.

*g. Provisions*

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates based on the risks involved.

*h. Income and social contribution taxes*

In this fiscal year, a taxable income was not ascertained by the Company and its subsidiaries and, consequently, they did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are fully provisioned, due to the absence of a profitability record.

*i. Statement of cash flows*

The Company is presenting as supplementary information the statement of cash flows prepared in accordance with NPC 20 - Statement of cash flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

*(In thousands of Reais, except when otherwise mentioned)*

## 4 Consolidated financial statements

### *Annual comparison*

The comparative analysis between the years ended on December 31, 2006 and 2005 is impaired due to the following facts:

*a. Parent company*

Only as from November 9, 2005, when MMX Mineração's control was acquired by the current controlling shareholder, transactions were initiated within the current operational context of the Company.

*b. Consolidated*

On December 31, 2005, MMX did not have the corporate control structure now existing as well as the subsidiaries were in an organizational and operational context still incipient when compared to the operation model presently designed for such companies, highlighting:

- The constitution of MMX Logística do Amapá on February 23, 2006; and

- The corporate restructuring which occurred on April 12, 2006 (as described in Note 21a), in which the Company became a holder of both MMX Corumbá and MMX Metálicos' investments, in addition to the following interests: 99.9% of MMX Metálicos, 70% of MMX Amapá, 70% of MMX Minas-Rio and 70% of MMX Corumbá.

As a result, the financial statements and the statement of cash flows for the year ended December 31, 2005 cannot be compared with the same statements disclosed by the Company on December 31, 2006.

*(In thousands of Reais, except when otherwise mentioned)*

The consolidated financial statements include the financial statements of MMX and its subsidiaries, as listed below:

| | Interest percentage | |
|---|---|---|
| | **2006** | **2005** |
| Direct subsidiaries: | | |
| MMX Amapá | 70.00% | 99.99% |
| MMX Minas-Rio | 70.00% | 99.99% |
| MMX Corumbá | 70.00% | - |
| MMX Metálicos | 99.99% | - |
| Indirect subsidiaries: | | |
| MPC | 69.99% | 99.99% |
| IRX (a) | 56.00% | 80.00% |
| MMX Logística do Amapá | 69.99% | - |

(a) The indirect subsidiary IRX Mineração Ltda. ("IRX") holds the mining rights acquired on September 9, 2004 in the State of Bahia.

The accounting policies were uniformly applied in all the consolidated companies and are consistent with those used in the previous year.

### *Description of main consolidation procedures*

**a.** Elimination of intercompany asset and liability account balances between the consolidated companies;

**b.** Elimination of investment account balances and corresponding capital interest and accumulated losses of the subsidiaries;

**c.** Identification of minority interests in the consolidated financial statements; and

*(In thousands of Reais, except when otherwise mentioned)*

**d.** Elimination of income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the Parent Company's participation in subsidiaries against the investments. Unrealized losses are eliminated in the same way as unrealized gains, but only when there are no evidences of problems with the related assets' recovery.

## 5 Cash and cash equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| Cash and banks | 271 | 3 | 3,726 | 6,019 |
| Interest earning bank deposits | 727,572 | 10,657 | 775,486 | 13,884 |
| | 727,843 | 10,660 | 779,212 | 19,903 |

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI - Interbank Deposit Certificate"). The debentures represent purchase and sale commitments, recorded at CETIP, and are not subject to credit risk of the respective issuers.

The Company has its interest earning bank deposits temporary blocked, as mentioned in Notes 10 and 23b, in the total amount of R$145,282, and there is no loss in the accruing of interests referring to such investments. The amounts are presented as contractual retentions, in current assets.

# Notes to the financial statements

*(In thousands of Reais, except when otherwise mentioned)*

The portfolio of interest earning bank deposits is broken down as follows:

| | Consolidated - 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Nature of investments | | | | | |
| **Financial institution** | **Debentures** | **Open investment fund** | **Over Selic** | **LTN Over** | **CDB** | **Total** |
| Exclusive funds: | | | | | | |
| Pactual | 718,998 | 15,940 | - | 454 | - | 735,392 |
| Credit Suisse | - | - | 29,898 | 106,746 | 8,275 | 144,919 |
| Total exclusive funds | 718,998 | 15,940 | 29,898 | 107,200 | 8,275 | 880,311 |
| Other investments: | - | | | | | |
| Itaú BBA | 38,381 | - | - | - | - | 38,381 |
| UNIBANCO | - | - | - | - | 793 | 793 |
| ABN AMRO Bank | - | - | - | - | 1,283 | 1,283 |
| Total other investments | 38,381 | - | - | - | 2,076 | 40,457 |
| Total investments | 757,379 | 15,940 | 29,898 | 107,200 | 10,351 | 920,768 |
| Blocking referring to contractual retentions | (145,282) | - | - | - | - | (145,282) |
| Total investments, net | 612,097 | 15,940 | 29,898 | 107,200 | 10,351 | 775,486 |

# Notes to the financial statements

*(In thousands of Reais, except when otherwise mentioned)*

| | Parent Company - 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Nature of investments | | | | | |
| **Financial Institution** | **Debentures** | **Open Investment Funds** | **Over Selic** | **LTN Over** | **CDB** | **Total** |
| Exclusive funds: | | | | | | |
| Pactual | 718,998 | - | - | 454 | - | 735,392 |
| Credit Suisse | - | - | - | 106,746 | 8,275 | 115,021 |
| Total exclusive funds | 718,998 | - | - | 107,200 | 8,275 | 834,473 |
| Other investments: | | | | | | |
| Itaú BBA | 38,381 | - | - | - | - | 38,381 |
| Total other investments | 38,381 | - | - | - | - | 38,381 |
| Total investments | 757,379 | - | - | 107,200 | 8,275 | 872,854 |
| Blocking referring to contractual retentions | (145,282) | - | - | - | - | (145,282) |
| Total investments, net | 612,097 | - | - | 107,200 | 8,275 | 727,572 |

Exclusive funds, which are regularly audited by independent auditors and are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and auditing fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

# Notes to the financial statements

*(In thousands of Reais, except when otherwise mentioned)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| **Cash flows from operating activities** | | | | |
| **Loss for the year** | (92,056) | (2,322) | (92,056) | (2,322) |
| Income items do not affecting cash flows: | | | | |
| Depreciation and amortization | 49 | - | 911 | - |
| Equity loss | 13,939 | 2,136 | - | - |
| Provision for uncovered liability | 2,059 | - | - | - |
| Monetary variations and long-term interest | - | - | 590 | - |
| Residual cost on disposal of fixed assets | - | | 1,397 | 2,136 |
| Minority interest | - | - | 6,631 | 2 |
| Variations in assets and liabilities: | | | | |
| Contractual retentions | (145,282) | - | (145,282) | - |
| Restricted deposit | (6,000) | - | (6,000) | - |
| Inventories | - | - | (37,330) | - |
| Reduction in other accounts receivable | (8,448) | (158) | (43,074) | (1,134) |
| Increase (decrease) in suppliers | 9,813 | (33) | 66,025 | 436 |
| Increase (decrease) in accounts payable and provisions | 4,586 | 256 | (92,000) | 175,857 |
| **Net cash and cash equivalents generated by (used in) operating activities** | (221,340) | (121) | (340,188) | 174,975 |
| **Cash flows from investing activities** | | | | |
| Credits with related parties: | | | | |
| Granted loans | (296,538) | - | - | - |
| Settled loans | 133,178 | - | 656 | - |
| Investment acquisition | (18,126) | (5,956) | - | (177,513) |
| Reduction in the investment acquisition amount | - | - | 50,232 | - |
| Purchases of property, plant and equipment | (15,576) | - | (200,450) | (7,137) |
| Acquisition of rights | - | - | (39,636) | (50,475) |
| Write-off of rights | - | - | - | - |
| Additions to deferred charges | - | - | (142,375) | (18,353) |
| **Net cash and cash equivalents invested in investing activities** | (197,062) | (5,956) | (331,573) | (253,478) |

*(In thousands of Reais, except when otherwise mentioned)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Cash flows from financing activities** | | | | |
| Capital increase, net | 1,125,812 | 16,683 | 1,125,812 | 16,683 |
| Loans and financings | | - | - | |
| Obtained loans | 10,130 | - | 376,544 | 81.687 |
| Settled loans | - | - | (70,949) | - |
| Debits with related parties | - | | | |
| Obtained loans | - | 51 | - | 33 |
| Settled loans | (357) | - | (338) | - |
| **Net cash and cash provided by financing activities** | 1,135,585 | 16,734 | 1,431,069 | 98,403 |
| **Statement of increase in cash and cash equivalents** | | | | |
| At the beginning of the year | 10,660 | 3 | 19,903 | 3 |
| At the end of the year | 727,843 | 10,660 | 779,212 | 19,903 |
| **Increase in cash and cash equivalents** | 717,183 | 10,657 | 759,309 | 19,900 |

## 6 Accounts receivable

The amounts related to accounts receivable represent the ore sales and railway transportation services operations of subsidiaries MMX Corumbá and MMX Logística do Amapá, respectively, and are comprised as follows:

| | Consolidated |
|---|---|
| | 2006 |
| **MMX Corumbá** | |
| Domestic | 9 |
| Foreign | 4,164 |
| | 4,173 |
| **MMX Logística do Amapá** | |
| Domestic | 467 |
| | 4,640 |

*(In thousands of Reais, except when otherwise mentioned)*

## 7 Inventories

| | Consolidated |
|---|---|
| | **2006** |
| Finished goods | 44,695 |
| Provision for adjustment to market value | (7,365) |
| | 37,330 |

On December 31, 2006, the iron ore inventories of the Corumbá Mine amounted to 658 thousand tonnes of lump. This inventory was incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 21a.

## 8 Sundry advances

The amounts related to advances are comprised as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| Employees | 62 | - | 150 | - |
| Suppliers | 523 | - | 14,048 | 102 |
| | 585 | - | 14,198 | 102 |

## 9 Restricted deposit

Refers to the remunerated deposit in the amount of R$6,000 made in a checking account on behalf of the Company as part of the payment for the acquisition of the real estate called "Fazenda Caruara", located in the City of São João da Barra, state of Rio de Janeiro. The release of this amount is subject to a future condition, pursuant to the rules set forth in the purchase and sale agreement, in guarantee of the contingency liabilities of the seller.

*(In thousands of Reais, except when otherwise mentioned)*

## 10 Contractual retentions

Refer to the Company's portion of interest earning bank deposits blocked as collateral for the loan granted by Credit Suisse in the amount of R$106,900, and private instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá in the amount of R$38,382, respectively, totaling R$145,282, as mentioned in Note 23b.

## 11 Judicial deposits

The balance of deposits in court is represented by proceedings no. 008.06.104278-9 (writ of ejectment of Fazenda Piraputanga) and no. 1756/2005 (claim of entrance in the area for performing mineral research) related to the lawsuits filed by MMX Metálicos and MMX Amapá, respectively, as described in Note 18b and 18c.

## 12 Investments and goodwill in the acquisition of a subsidiary

### *a. Breakdown of balances*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| Investments in subsidiaries | 5,947 | 3,819 | - | - |
| Advances for future investment acquisition | - | - | 2,176 | - |
| Goodwill determined on subsidiary acquisition | - | - | 125,105 | 177,513 |
| | 5,947 | 3,819 | 127,281 | 177,513 |

*(In thousands of Reais, except when otherwise mentioned)*

### *MPC*

The goodwill balance determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability in the mining reserve exploration related to the mining rights, as described in Note 13d. Future profitability is based on feasibility studies and the business plans of projects and technical reports on the production capacity of the reserves.

On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas according to Note 13d.

Goodwill amortization will be recorded in up to 10 years, as of commercial start-up, according to the future profitability projections.

### *Mineral Service*

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the state of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda. ("Mineral Service"), for the total cost of US$14,000 thousand (equivalent to R$30,439), and US$1,000 thousand (equivalent to R$2,176) was paid on July 11, 2006, recorded as advance for investment acquisition, and the remaining balance will be paid in three installments, US$3,000 thousand in the verification of the transfer of mining rights, and US$10,000 thousand in the year of 2007, such payments subject to the effective transfer of mining rights to Mineral Service.

*(In thousands of Reais, except when otherwise mentioned)*

### *b. Movement*

Stockholdings and movement of investments are described below:

| | Parent Company - 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Subsidiaries' data** | **MMX Amapá** | **IRX** | **MMX Logística do Amapá** | **MMX Minas-Rio** | **MPC** | **MMX Corumbá** | **MMX Metálicos** | **Total** |
| Participation in capital stock (%) | 70% | 56% | 70% | 70% | 70% | 70% | 100% | - |
| Shareholders' equity | 1,400 | 69 | (13,570) | 7,082 | 30 | (2,941) (a) | 10 | - |
| Capital stock | 6,628 | 10 | - | 8,478 | 30 | 15,200 | 10 | - |
| Capital stock to be paid-up | - | - | 15,000 | - | - | - | - | - |
| Advance for future capital increase | - | 59 | (15,000) | - | - | - | - | - |
| Loss for the year | (3,092) | - | (13,570) | (1,396) | - | (18,141) | - | - |
| **Movement** | | | | | | | | |
| **Balances at December 31, 2005** | 842 | - | - | 2,977 | - | - | - | 3,819 |
| Acquisition of investments | - | - | - | | - | 15,200 | 10 | 15,210 |
| Advances for future capital increase | (2,968) | - | - | (2,968) | - | - | - | (5,936) |
| Capital increase | 6,618 | - | - | 8,468 | - | - | - | 15,086 |
| Split installment of investment | (1,190) | - | - | (2,543) | - | (4,560) | - | (8,293) |
| Equity on loss of subsidiaries | (2,322) | - | - | (977) | - | (10,640) | - | (13,939) |
| **Balances at December 31, 2006** | **980** | - | - | **4,957** | - | - | **10** | **5,947** |

**(a)** The Company recorded a provision for uncovered liabilities in an amount proportional to its share.

*(In thousands of Reais, except when otherwise mentioned)*

## 13 Mining rights and concession

The Company had the following mining rights:

| Company | | State | Right | 2006 | 2005 |
|---|---|---|---|---|---|
| Acquisitions: | | | | | |
| IRX | (a) | Bahia | Mineral - Iron ore | 168 | 161 |
| MMX Minas-Rio | (b) | Minas Gerais | Mineral - Iron ore | - | 9,305 |
| MMX Minas-Rio | (c) | Minas Gerais | Mineral - Iron ore | 40,000 | 40,000 |
| MPC | (d) | Minas Gerais | Mineral - Iron ore | 1,585 | 24 |
| MMX Minas-Rio | (e) | Minas Gerais | Mineral - Iron ore | 30 | - |
| MMX Corumbá | (f) | Mato Grosso | Mineral - Iron ore | 28,954 | - |
| MMX Logística do Amapá | (g) | Amapá | Railway Concession/Granting | 814 | - |
| | | | | 71,551 | 49,490 |
| Advances for mining rights acquisition: | | | | | |
| MMX Minas-Rio | (h) | Minas Gerais | Mineral - Iron ore | 2,463 | - |
| MMX Minas-Rio | (i) | Minas Gerais | Mineral - Iron ore | 1,513 | - |
| MMX Minas-Rio | (j) | Minas Gerais | Mineral - Iron ore | 12,536 | - |
| | | | | 16,512 | - |
| Accumulated amortization: | | | | | |
| MMX Corumbá | | | | (333) | - |
| | | | | 87,730 | 49,490 |

*(In thousands of Reais, except when otherwise mentioned)*

**(a)** Mining rights acquired on September 9, 2004 in the state of Bahia.

**(b)** On August 14, 2006, Mr. Sebastião Cotta Lima was notified about the denouncement of the assignment of mining rights ruled by the assignment agreement, without any onus. Thus, the subsidiary reduced the mining rights of US$4,000 thousand (equivalent to R$9,306) with a counterentry as payable liability of US$3,400 thousand, on June 30, 2006, as described in Note 20a. The remaining portion of US$600 thousand was recognized as loss to the results for the year.

**(c)** Located in the Serra do Espinhaço region, in the state of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 20b.

**(d)** Located in the Quadrilátero Ferrífero region, in the state of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC, the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005. On October 23, 2006 the subsidiary MMX Minas-Rio executed and addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas from US$75,000 thousand to US$50,500 thousand. Consequently, the remaining balance payable for the acquisition of quotas, which, before the revaluation, was US$55,000 thousand (equivalent to R$129,954), started being, due to the addendum, of US$30,500 thousand, plus interest, and the 1st installment was paid on December 3, 2006 in the amount of US$20,000 thousand and the remaining installment of US$10,500 thousand falling due on July 30, 2007, as mentioned in Note 20c.

The value of the mining right recorded in the indirect subsidiary MPC is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 12.

On January 10, 2006, the subsidiary required new mining rights with the National Department of Mineral Production ("DNPM") in the same region, at the cost of R$1.

*(In thousands of Reais, except when otherwise mentioned)*

On April 28, 2006, there was the execution of acquisition agreement of mining rights, in the place called Fazenda Itaoca, in the city of Campos de Goytacazes, in the state of Rio de Janeiro, by the total amount of R$1,561 by which R$861 were paid in the acquisition and the remaining balance will be paid in 5 installments of R$140. The first one on January 10, 2007 and the other ones on the same date of the subsequent months.

(e) Agreement entered into on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area in the amount of R$30.

(f) Mining rights of the Laiz and Ema mines, designated mine 63, in the City of Corumbá, State of Mato Grosso do Sul, acquired at the price of R$28,604 from the company Sociedade Brasileira de Imóveis Ltda.

(g) Concession granting value of EFA, as described in Note 1c.

(h) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$700 thousand (equivalent to R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (equivalent to R$973). The total value of mining rights is R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index, being the first due upon the exercise of the purchase option. On January 24, 2007, the purchase option of this right was exercised.

(i) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$500 thousand as purchase option and on December 11, 2006, an agreement addendum was executed in the amount of US$200 thousand, to be paid in four equal and consecutive monthly installments in the amount of US$50 thousand, and the first one is due in 10 days from the execution of this addendum and the other ones in the subsequent three months.

(j) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option was valid for 10 months and was extended for more 8 months through an additional payment of US$18,500 thousand (equivalent to R$38,878) made on March 6, 2007.

*(In thousands of Reais, except when otherwise mentioned)*

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Proceedings DNPM nos. 852730/93, 858010/99 and 858114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforementioned mining rights.

Mining rights, in the operating activities, are amortized based on the method of unit produced.

## 14 Property, plant and equipment

| | Consolidated | |
|---|---|---|
| | **2006** | **2005** |
| MMX | 15,527 | - |
| MMX Amapá | 66,190 | - |
| MMX Minas-Rio | 1,334 | 768 |
| MMX Corumbá | 38,415 | - |
| MMX Metálicos | 67,270 | - |
| MPC | 7,007 | 6,369 |
| MMX Logística do Amapá | 10,935 | - |
| | 206,678 | 7,137 |

*(In thousands of Reais, except when otherwise mentioned)*

Being its breakdown as follows:

| | | Parent Company - 2006 | | |
|---|---|---|---|---|
| | **Depreciation rate % p.a.** | **Cost** | **Accumulated depreciation** | **Net** |
| Furniture and fixture | 10 | 2,101 | (43) | 2,058 |
| Machinery and equipment | 10 | 8 | (1) | 7 |
| IT equipment | 20 | 22 | (1) | 21 |
| Software | 20 | 79 | (4) | 75 |
| | | 2,210 | (49) | 2,161 |
| Land | - | 13,359 | - | 13,359 |
| Advances for property, plant and equipment formation | - | 7 | - | 7 |
| | | 13,366 | - | 13,366 |
| | | 15,576 | (49) | 15,527 |

*(In thousands of Reais, except when otherwise mentioned)*

| | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2006 | | | 2005 | | |
| | Depreciation rate % p.a. | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Furniture and fixtures | 10 | 2,363 | (210) | 2,153 | 206 | (18) | 188 |
| Machinery and equipment | 10 | 35,095 | (1,178) | 33,917 | 954 | (26) | 928 |
| Aircraft (a) | 10 | 12,145 | (607) | 11,538 | - | - | - |
| IT equipment | 20 | 2,964 | (257) | 2,707 | 68 | (5) | 63 |
| Vehicles | 20 | 2,629 | (261) | 2,368 | 141 | (8) | 133 |
| Software | 20 | 684 | (57) | 627 | 31 | (6) | 25 |
| Railway equipment | 5 | 6,289 | (89) | 6,200 | - | - | - |
| Forests | - | 6,214 | - | 6,214 | - | - | - |
| | | 68,383 | (2,659) | 65,724 | 1,400 | (63) | 1,337 |
| Land (b) | - | 61,318 | - | 61,318 | 5,800 | - | 5,800 |
| Advances for property, plant and equipment formation | - | 17,403 | - | 17,403 | - | - | - |
| Construction in progress | - | 62,233 | - | 62,233 | - | - | - |
| | | 140,954 | - | 140,954 | 5,800 | - | 5,800 |
| | | 209,337 | (2,659) | 206,678 | 7,200 | (63) | 7,137 |

*(In thousands of Reais, except when otherwise mentioned)*

*a. Aircraft lease-back operation*

This aircraft was acquired by the subsidiary MMX Metálicos in February 2006, at the price of US$6,000 thousand, being incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 21a.

On May 16, 2006, the subsidiary MMX Metálicos entered into an aircraft sale-lease-back agreement in the amount of US$5,400 thousand (equivalent to R$12,192), for a term of 120 months, with residual value of US$1,350 thousand. The amortizations of leasing agreement are quarterly and started in October 2006.

*b. Land*

It includes the land acquired on November 30, 2006, located in Santana, in the state of Amapá, for the total cost of R$10,770, with maturity of the promissory note estimated for January 8, 2008. The payable balance is recognized in "Liabilities with property, plant and equipment, acquisition".

## 15 Deferred charges

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Cost | Accumulated amortization | Net | Cost | Accumulated amortization | Net |
| MMX Amapá | 56,691 | - | 56,691 | 8,256 | - | 8,256 |
| MMX Minas-Rio | 23,716 | - | 23,716 | 7,769 | - | 7,769 |
| MPC | 19,965 | - | 19,965 | 1,142 | - | 1,142 |
| MMX Corumbá | 24,424 | (668) | 23,756 | - | - | - |
| MMX Metálicos | 31,017 | - | 31,017 | - | - | - |
| MMX Logística do Amapá | 4,481 | (112) | 4,369 | - | - | - |
| IRX | 61 | - | 61 | 34 | - | 34 |
| | 160,355 | (780) | 159,575 | 17,201 | - | 17,201 |

*(In thousands of Reais, except when otherwise mentioned)*

Its breakdown is as follows:

| | Amortization rate % p.a. | Consolidated 2006 | Consolidated 2005 |
|---|---|---|---|
| Pre-operating expenses | 10 | 185,105 | 10,012 |
| Pre-operating financial income | 10 | (25,530) | 7,189 |
| | | 159,575 | 17,201 |

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

Deferred charges, for operating activities, are amortized in a ten-year term, since the date of commercial start-up, when economic benefit expectations started to be generated.

## 16 Related-party transactions

| | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | Accounts receivable | | Accounts payable | | Accounts receivable | | Accounts payable | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| MMX Amapá | 74,012 | - | - | - | - | 374 | - | - |
| MMX Minas-Rio | 42,536 | - | - | 19 | - | - | - | - |
| MMX Metálicos | 904 | - | - | - | - | - | - | - |
| MMX Corumbá | 27,036 | - | - | - | - | - | - | - |
| MMX Logística | 15,532 | - | - | - | - | - | - | - |
| MPC Mineração | 3,340 | - | - | - | - | - | - | - |
| Eike Fuhrken Batista | - | - | - | 338 | - | 282 | - | 338 |
| | 163,360 | - | - | 357 | - | 656 | - | 338 |
| Current | 163,360 | - | - | 357 | - | - | - | 338 |
| Noncurrent | - | - | - | - | - | 656 | - | - |

*(In thousands of Reais, except when otherwise mentioned)*

The main balances of assets and liabilities on December 31, 2006 and 2005, as well as transactions that have influenced the result for the year, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

As mentioned in Note 17, the controlling shareholder is the guarantor of some loans and financings obtained by the Company's subsidiaries.

## 17 Loans and financing

| Bank | Guarantees | Term | 2006 | 2005 |
|---|---|---|---|---|
| Banco ABN AMRO Real S.A. | Surety of MMX Mineração e Metálicos S.A. | 03/16/2007 | 9,621 | - |
| Interest incurred | | | 509 | - |
| **Total parent company - current** | | | 10,130 | - |
| **MMX Minas-Rio** | | | | |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/24/2008 | 25,655 | - |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 09/16/2008 | 17,104 | - |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/21/2008 | 13,897 | - |
| Unibanco S.A. | Intervening Party: Eike Fuhrken Batista | 06/28/2007 | 10,690 | 28,088 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/15/2008 | 10,690 | - |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 09/10/2008 | 10,690 | - |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 11/18/2008 | 7,483 | |
| Unibanco S.A. | Surety of MMX | 01/02/2007 | 2,383 | |
| Banco Itaú BBA S.A. | Surety of MMX | 09/06/2007 | 8,552 | 32,770 |
| | | | 107,144 | 60,858 |
| **MMX Amapá** | | | | |
| Banco Itaú BBA S.A. | Surety of MMX | 07/24/2006 | 10,690 | 11,703 |
| | | | 10,690 | 11,703 |
| **MPC** | | | | |
| Banco Itaú BBA S.A. | Surety of MMX | 03/29/2007 | 2,138 | 8,193 |
| Banco Itaú BBA S.A. | Surety of MMX | 09/06/2007 | 5,345 | - |
| Banco Unibanco S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 06/28/2007 | 10,690 | - |
| | | | 18,173 | 8,193 |
| **MMX Metálicos** | | | | |
| Credit Suisse S.A. | Collateral cash | 09/04/2007 | 106,900 | - |
| Aircraft Leasing | Guarantor/Co-obligor: Eike Fuhrken Batista | 07/01/2016 | 11,112 | - |
| | | | 118,012 | - |

*(In thousands of Reais, except when otherwise mentioned)*

| Bank | Guarantees | Term | 2006 | 2005 |
|---|---|---|---|---|
| **MMX Corumbá** | | | | |
| Banco Unibanco S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 09/04/2008 | 25,655 | - |
| Banco ABC Brasil S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 10/19/2007 | 10,690 | - |
| Banco BBM S.A. | Surety of MMX | 05/16/2007 | 7,484 | - |
| Banco Itaú BBA S.A. | Surety of MMX | 06/11/2007 | 10,691 | - |
| Banco Itaú BBA S.A. | Surety of MMX | 06/22/2007 | 8,552 | - |
| Banco Itaú BBA S.A. - BNDES | Guarantor/Co-obligor: Eike Fuhrken Batista | 10/15/2010 | 2,279 | - |
| Banco Votorantim S.A. | | 03/12/2007 | 4,276 | - |
| Banco Votorantim S.A. | | 04/04/2007 | 6,414 | |
| Banco Votorantim S.A | | 05/09/2007 | 10,690 | |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 03/15/2010 | 838 | - |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 08/16/2010 | 8,550 | |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 08/16/2010 | 1,508 | |
| CITIBANK | | 11/19/2007 | 21,380 | |
| | | | 119,007 | - |
| **Total consolidated** | | | 383,156 | 80,754 |
| Long-term interest incurred | | | 4,716 | 933 |
| | | | 387,872 | 81,687 |
| **Current** | | | 256,369 | 81,687 |
| **Noncurrent** | | | 131,503 | - |

Financings in domestic currency: incur (i) fixed interest of 12.60% p.a.; and (ii) variable interest based on the long-term interest rate (TJLP) and Basket of Currencies, plus 5.60% p.a.

Financings in foreign currency: incur (i) U.S. dollar exchange variation plus fixed interest of 6.90% to 8.22% p.a., and (ii) LIBOR plus interest ranging from 2.95% to 3.28% p.a. (iii) the average cost of loans in foreign currency results in a weighted average rate of 7.97% p.a. plus U.S. dollar exchange variation.

On December 27, 2006, MMX, through its subsidiary MMX Amapá, executed a financial advisement proposal for the financing of Mineração Amapá Project, on a firm guarantee basis, in the total amount of US$250,000 thousand, US$200,000 thousand in lines of Banco Itaú BBA and US$50,000 thousand in lines of Banco ABC Brasil. These credit lines are subject to a series of suspensive conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees. On February 22, 2007, the agreement of this loan was executed in accordance with Note 26f.

*(In thousands of Reais, except when otherwise mentioned)*

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$400,000 thousand for a one hundred and forty four-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total of US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$50,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses, which was fully used by MMX on December 31, 2006, and the collateral provided consisted of the pledge of the mining rights of process 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

In 2007, operations involving loans and financings were contracted by the Company according to Note 26f.

## 18 Provision for contingencies

On December 31, 2006, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving civil matters.

### a. *IRX*

The indirect subsidiary IRX made a transaction on September 28, 2006, closing the existing shares involving, on December 31, 2005, the mining rights detailed in Note 13a. The closure took place by means of the execution of an instrument of agreement, where the counterparty waives the right in which the operation is based and, in view of such agreement, the proceedings referred to do not represent any contingencies on December 31, 2006.

### b. *MMX Metálicos*

On August 17, 2006, a judicial deposit was made, before the 2nd Civil Court of the Administrative Region of Corumbá, in the amount of R$200 by judicial determination, in order to guarantee the occasional indemnification to the owners of Fazenda Piraputanga, an area granted to the subsidiary MMX Metálicos for the construction of the pig iron plant, in view of the authorization of writ of ejectment in favor of the subsidiary. The subsidiary constitutes provision for contingencies in the amount mentioned above.

*(In thousands of Reais, except when otherwise mentioned)*

c. ***MMX Amapá***

On September 26, 2006, a judicial deposit was made, before the Civil Court of the Administrative Region of Serra do Navio, in the amount of R$612 by judicial determination of such court, so that guarantee was rendered in the records of the proceeding 1756/2005 (claim of entrance in the area for performing mineral research), of which the nine beneficiaries of mining rights and also MPBA, succeeded by MMX Amapá by force of the assignment of mining rights.

On December 20, after the interposition of an appeal on the merits of the case which determined and indemnification of R$487, an agreement was entered into between the parties, already ratified and, also, an authorization was granted in the amount of R$125. The subsidiary constitutes provision for contingencies in the amount of R$487.

## 19 Deferred income and social contribution taxes

On December 31, 2006 and 2005, most of the Company's subsidiaries were in a pre-operating phase and, therefore, deferred income tax and social contribution tax assets have been calculated and recorded. Since there was no history of taxable income, a full valuation allowance was constituted for the realization of such assets.

Deferred income and social contribution taxes have been originated as follows:

| | **Parent Company** | | **Consolidated** | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| Noncurrent assets: | | | | |
| Tax loss carryforwards | 19,130 | 116 | 25,217 | 116 |
| Negative basis of social contribution tax | 6,887 | 42 | 9,078 | 42 |
| Provision for adjustment to market value | - | - | 2,504 | - |
| | 26,017 | 158 | 36,799 | 158 |
| Valuation allowance | (26,017) | (158) | (36,799) | (158) |
| | - | - | - | - |

*(In thousands of Reais, except when otherwise mentioned)*

## 20 Investment acquisitions liabilities

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC, and for the direct acquisition of the mining rights as detailed below:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | | | 2006 | | 2005 | |
| Company | | Creditor | Short-term | Long-term | Short-term | Long-term |
| MMX Minas-Rio | (a) | Mining rights Assignor | - | - | 7,162 | - |
| MMX Minas-Rio | (b) | Mining rights Assignor | - | 29,574 | 15,598 | 20,126 |
| MMX Minas-Rio | (c) | Quota Assignor | 26,113 | - | 64,977 | 64,977 |
| MMX Minas-Rio | | Other | 1,314 | 608 | 1,440 | 644 |
| MPC | | Mining rights Assignor | 700 | - | - | - |
| | | | 28,127 | 30,182 | 89,177 | 85,747 |

(a) As mentioned in Note 13b, the subsidiary settled such obligation.

(b) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,674 on October 14, 2006, R$10,032 and R$10,868 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 e 2011, respectively.

(c) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC, due to sellers on December 31, 2005, which as a consequence of the execution of the addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, according to Note 12a, started being US$30,500 thousand. On December 3, 2006, US$20,000 thousand was paid and the remaining balance equivalent to US$10,500 thousand will be paid on July 30, 2007. The subsidiary constituted a pledge on mining rights, held by the subsidiary MPC in favor of sellers as a payment guarantee.

*(In thousands of Reais, except when otherwise mentioned)*

## 21 Shareholder's equity (parent company)

### a. *Capital stock*

The Company's capital stock on December 31, 2006 and 2005 was divided into 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight) registered, book-entry common shares, and 92,044 (ninety-two thousand and forty-four) shares, being 52,044 (fifty-two thousand and forty-four) common shares and 40,000 (forty thousand) preferred shares, respectively.

At an Extraordinary General Meeting and at a Meeting of Preferred Shareholders of the Company, both held on February 10, 2006, the shareholders resolved to convert the 40,000 preferred shares issued by the Company into common shares.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, had a capital increase of R$16,643 by means of a private subscription of shares, partly paid up in national currency and partly in quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

These quotas were converted at their book value, in accordance with evaluation reports presented by a specialized company hired for this exclusive purpose. As explained in the Management's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was determined at R$519.38 (five hundred and nineteen reais and thirty-eight centavos) per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors of the Company to the shareholders on December 14, 2005.

*(In thousands of Reais, except when otherwise mentioned)*

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$15,210, through the issuance of 17,170 book-entry common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the purpose of an appraisal report prepared by a contracted specialized company, on the reference date of March 31, 2006, and the evaluation criteria was the equity book value of the quotas, and the aforementioned report was unanimously approved by the Company's shareholders.

On April 28, 2006, at an Extraordinary General Meeting, the shareholders of MMX decided, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company: MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipients due to the spin-off were valued by a contracted specialized company, on the reference date of April 18, 2006, and the evaluation criteria were the equity book value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared on April 18, 2006.

The value of the spun-off portions on the spin-off date was R$8,293, and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 was attributed to Centennial Asset Participações Amapá S.A.;
- The amount of R$2,543 was attributed to Centennial Asset Participações Minas-Rio S.A.; and
- The amount of R$4,560 was attributed to Centennial Asset Participações Corumbá S.A.

*(In thousands of Reais, except when otherwise mentioned)*

As a result of the spin-off, the capital stock of MMX decreased by R$8,293, with the consequent cancellation of 32,000 (thirty-two thousand) book-entry common shares owned by the shareholder Centennial Asset Mining Fund, which caused the capital of MMX to decrease to R$23,620, divided into 77,214 (seventy-seven thousand, two hundred and fourteen) non-par book-entry shares. The capital decrease did not imply dilution in the equity of the remaining shareholders.

On April 28, 2006, at the same Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in the proportion of 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share, which resulted in 187,552,806) one hundred and eighty-seven million, five hundred and fifty-two thousand, eight hundred and six) common shares.

The shares issued by virtue of the stock split will have the same rights and benefits ensured to existing shares.

By means of the Extraordinary General Meeting held on July 6, 2006 (duly registered and filed at the Board of Trade of the State of Rio de Janeiro on July 13, 2006), the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 (seventy-seven point one five zero four seven five five) to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 two million, four hundred thirty-one thousand) non-par book entry common shares. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unchanged. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

*(In thousands of Reais, except when otherwise mentioned)*

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 non-par registered common shares, at the price of R$815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registered shares, with no par value.

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 non-par registered common shares, at the price of R$815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight shares) common shares, all of them registered shares, with no par value.

On January 25, 2007, there was a stock split in accordance with Note 26c.

***b. Dividends***

The Company's shares have an equal participation in the distribution of dividends, interest on own capital and other benefits to shareholders. The Bylaws determine the distribution of a minimum mandatory dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law no. 6,404/76.

*(In thousands of Reais, except when otherwise mentioned)*

## 22 Stock option plan

In order to encourage the Company's top executives, on June 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to him, on behalf of all the Company's officers and 18 of the main managers. This granting of options by controlling shareholder represents a mechanism of compensation and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the Officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them to sell shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On June 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% at each one of the first 5 anniversaries of the offering.

In addition to this compensation mechanism, the Company, at an Extraordinary General Meeting held on April 28, 2006, approved a call option program of shares issued by the Company. According to the call option program of shares, the Board of Directors may grant call options on behalf of officers, executives and employees of the Company that represent no more than 1% of the outstanding shares. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any call options in the fiscal year of 2006, whereas the only call options to be granted were on behalf of some of the sitting members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options that have a financial value, considering the Price per Share of US$8,000 thousand, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per share (after the reverse split performed on July 6, 2006 as described in Note 21a.). In turn, Michael Vitton, a member of the Board of Directors, has, as well as the Company's Officers, a call option of shares belonging to the controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that he owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the call option of a Board member will be obtained by means of the division between the capital invested by the controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

*(In thousands of Reais, except when otherwise mentioned)*

## 23 Commitments

### *a. Goods and services hired*

The main commitments with goods and services suppliers over R$500 are the following:

| | Consolidated | | |
|---|---|---|---|
| | | Contract Balance | |
| Object of the Contract | Signing Date | 2006 | 2005 |
| - Drilling services in the state of Amapá | 6/21/2006 | 690 | 1,317 |
| - Services regarding preparation of conceptual project and basic project for Port of Açu construction | 9/12/2005 | 5,325 | 1,924 |
| - Basic engineering, detailed engineering, supply management and implementation management of the Itabirito processing plant in Amapá | 6/1/2006 | 11,741 | 12,321 |
| - Running survey services in the state of Amapá | 8/2/2005 | 1,003 | 644 |
| - Preparation of basic engineering projects of the ore pipeline layout for the transportation of iron ore concentrate | 11/7/2005 | - | 572 |
| - Contracts related to railway concession | 1/1/2006 | 9,370 | - |
| - Technical advisory services on ore pipeline implementation study | 11/29//2006 | 23,752 | - |
| - Land and sea geotechnical service in the deployment region of Por of Açú | 9/15/2006 | 2,647 | - |
| - Implementation management of Itabirito processing plant in Pedra Branca do Amapari | 6/30/2006 | 39,525 | - |
| - Technical and commercial consulting for the identification and evaluation of iron ore outcrops | 4/10/2006 | 800 | - |
| - Legal and geological consulting and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais | 6/2/2006 | 3,342 | - |

*(In thousands of Reais, except when otherwise mentioned)*

| | | Consolidated | | |
|---|---|---|---|---|
| | | | Contract Balance | |
| **Object of the Contract** | | **Signing Date** | **2006** | **2005** |
| - Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts | | 4/12/2005 | 98,934 | - |
| - Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of processing plant of Itabirito in Amapá | (a) | 1/9/2006 | 100,807 | - |
| - Services related to the implementation of the Port Terminal of Santana, Amapá: preparation of a basic and executive project, tidal stream measurements | | 5/1/2006 | 1,989 | |
| - Off-road vehicles for Amapá system | | 8/31/2006 | 39,372 | |
| - Machinery and equipment for Minas-Rio System | | 10/12/2006 | 1,204 | |
| - Agreements related to production, storage, shipment and fluvial transportation of iron ore of Mine 63 | | 12/8/2005 | 354,421 | |
| - Other | | | 5,173 | - |
| Total | | | 700,095 | 16,778 |

(a) On January 3, 2007, the amendment to this agreement was executed, reducing the total amount to R$80,675.

### *b. Collateral granted*

Besides the guarantees related to the loans and financings, as mentioned in Note 17, the Company has temporary blockings on its interest earning bank deposits, in the amount of R$145,282, as follows:

- Guarantees for loans granted by Banco de Investimentos Credit Suisse (Brasil) S/A, in the amount of R$106,900.

*(In thousands of Reais, except when otherwise mentioned)*

- The Company is guarantor of private instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá in the amount of R$38,382, for the issuance of a letter of guarantee related to the mining rights to explore the iron ore in the state of Mato Grosso do Sul upon the acquisition of the quotas of the company Mineral Service as mentioned in Note 12a.

## 24 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate evaluation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the description of the accounting balances and the market values of the financial instruments included in the balance sheet at December 31, 2006 and 2005 are shown below:

*a. Cash and cash equivalents*

Current accounts held in banks have market values identical to the book values.

For short-term interest earning bank deposits, the market value was calculated based on the market quotations of these securities, on December 31, 2006 and 2005.

The investment fund quotas are restated by the value of the quota on December 31, 2006.

*(In thousands of Reais, except when otherwise mentioned)*

*b. Related parties*

Presented at book value, since there are no similar instruments in the market, and they address operations with subsidiaries and affiliates.

*c. Investments (parent company)*

The market values for other investments are considered similar to the book values, since they have no market quotation.

*d. Loans and financings*

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on December 31, 2006, are close to the book value.

*e. Investment acquisition obligations*

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available at December 31, 2006 and 2005, the market value of which differs from the book value, are represented as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| **Short and long-term investment acquisition obligations:** | **Book value** | **Market value** | **Book value** | **Market Value** |
| MMX Minas-Rio (as per Note 20b) | 29,574 | 21,021 | 35,724 | 32,607 |
| MMX Minas-Rio (as per Note 20c) | 26,113 | 21,487 | 129,954 | 117,301 |

*f. Derivatives*

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which allow controls and risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). The Company does not expect to have significant losses from these operations, besides those already disclosed in the financial statements.

*Limitations*

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

*Exchange rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of a fluctuation in exchange rate, management has adopted the policy of maintaining derivatives with the maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

*(In thousands of Reais, except when otherwise mentioned)*

For the year ended on December 31, 2006, the Company did not renew its swap position for loans and financings, given Management's expectations of drop or maintenance in the foreign exchange rate. Net exposure at book value is presented as follows:

| | Consolidated | |
|---|---|---|
| | **2006** | **2005** |
| A. Loans/financings and liabilities with U.S. dollar investment acquisitions | 208,691 | 34,500 |
| B. Swap operations | - | 28,500 |
| C. Deficit registered (A-B) | 208,691 | 6,000 |

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations in 2006 the Company earned financial income of R$26,989, recorded in deferred charges by its subsidiaries in the pre-operating phase.

The unrealized net positive results in these operations, of currency forward, at the end of the year was R$20,273.

### *Interest earning bank deposits risks*

Interest earning bank deposits held are basically represented by amounts invested in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

*(In thousands of Reais, except when otherwise mentioned)*

*Interest rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility in the financial costs of financing operations and investments. The purpose of derivative financial instrument operations, such as swaps, and forward exchange contracts, such as hedge, is to reduce the risks in operations, financings and investments.

## 25 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risk for amounts that Management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and, accordingly they were not audited by our independent auditors. The policies in force and the premiums were dully paid. We considered that our insurance coverage is consistent with the other companies similar to our size, operating in the sector.

The insurance coverage comprised:

| | **Consolidated** | |
|---|---|---|
| | **2006** | **2005** |
| Operational risks: | | |
| Material damages | 236,136 | 5,000 |
| Civil liability | 138,780 | 1,000 |
| Management civil liability | 55,000 | - |
| Personal accidents **(a)** | 2,592 | - |

**(a)** As at December 31, 2006, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

*(In thousands of Reais, except when otherwise mentioned)*

Moreover, on December 31, 2006, the Company had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

## 26 Subsequent events

### a. *Pig Iron Sale Agreement*

On January 5, 2007, the subsidiary MMX Metálicos Brasil entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

Committed to buy the agreed volume as from August 2007, Cargil will be the only company, excluding to South America, to trade the pig iron production acquired from MMX Metálicos originating from MMX Corumbá System.

### b. *Licenses*

On January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to the subsidiary MMX Amapá. Such authorization allows the construction and exploration, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the city of Santana, state of Amapá.

### c. *Split of Shares*

At the Extraordinary General Meeting, held on January 25, 2007, the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of said split operation, the Company's capital stock was represented by 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty-six) non-par book-entry common shares. The amount (monetary expression) of the Company' capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of January 26, 2007, had its shares credited on February 1, 2007.

*(In thousands of Reais, except when otherwise mentioned)*

***d. "Global Depositary Receipts" Program***

On February 5, 2007, the Company's Level 1 Global Depositary Receipts - GDR program was started, and Banco Itaú S.A. was hired as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to 20 (twenty) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007.

***e. Land acquisition***

On February 8, 2007, the Company, through its subsidiary MPC, executed a real estate purchase option in the seaboard of the state of São Paulo, where the Company is carrying out studies for port undertaking to serve MMX Corumbá Integrated System's production outflow in the amount of R$16,000, with a down payment in the amount of R$1,500.

***f. Loans and financings***

On February 22, 2007, the subsidiaries MMX Amapá and MMX Logístca do Amapá entered into a loan agreement in the total amount of US$250,000 thousand, US$200,000 thousand of which is in credit lines of Banco Itaú BBA and US$50,000 thousand is in credit lines of Banco ABC Brasil.

On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of, respectively, debt restructuring of MMX Corumbá (mine 63) and Financing of Pig Iron Project of MMX Metálicos in Corumbá. The financial proposal sets forth export prepayment operation in the total amount of up to US$60,000 thousand to MMX Corumbá and BNDES and FCO onlending in the total amount of US$90,000 thousand to MMX Metálicos.

*(In thousands of Reais, except when otherwise mentioned)*

g. ***Constitution of subsidiary***

At the general meeting of constitution held on March 1, 2007, the Company and its indirect subsidiary MPC constituted LLX Logística S.A. ("LLX Logística"), which will have as purpose the provision of integrated logistics transportation services.

h. ***MMX Amapá***

On March 2, 2007, the Centennial Assets Mining Fund LLC, by means of an auction carried out in the trading floor of BOVESPA (São Paulo Stock Exchange), sold 100% of the shares issued by Centennial Amapá in the amount of R$282,891 thousand (equivalent to US$133,000 thousand), which were acquired by a wholly-owned subsidiary of Cleveland-Clifs, Inc., the largest iron mining company and largest producer of pellets in the United States of America.

Centennial Amapá holds 30% of representative quotas of the subsidiary MMX Amapá.

i. ***Corporate Reorganization***

On March 22, 2007, the Company approved at the Board of Directors' meeting the corporate reorganization of activities currently developed by the subsidiary MMX Minas-Rio.

The Reorganization will comprise the split or transfers of certain assets and liabilities of the subsidiary MMX Minas-Rio for two new companies, called LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio") and LLX Porto do Açu Ltda. ("LLX Açu"). As a result of the reorganization, LLX Minas-Rio will hold assets related to the ore pipeline of MMX Minas-Rio integrated system and approximately 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu, in its turn, will hold the remaining part of Port of Açu, with approximately 5,700 hectares. MMX Minas-Rio, whose name will be changed to MMX Minas-Rio Mineração Ltda., and its subsidiaries will maintain their ownership on Minas-Rio System mining rights, on the iron ore processing plant and on the ore pipeline right of way.

At the end of the reorganization, which will not cause any dilution to the Company's shareholding, the Company will transfer its shareholdings in LLX Minas-Rio and LLX Açu to the subsidiary LLX Logística, which will be holding of the Company's logistics activities.

*j. Iron ore supply agreement with GIIC*

On March 27, 2007, the Company informed that GIIC decided to increase the contracted volume to 13 million tonnes of iron ore, by exercising the option to acquire 6.5 million additional tonnes.

* * *

**Members of the Board of Directors**

Eike Fuhrken Batista - Chairman

Eliezer Batista da Silva - Honorary Chairman

Gilberto Sayao - Director
Hans Mende - Director
José Luiz Alqueres - Director
Michael Vitton - Director
Peter Nathanial - Director
Rafael de Almeida Magalhães - Director
Samir Zraick - Director

**Members of the Executive Board**

Eike Fuhrken Batista – CEO
Luis Rodolfo Landim Machado - General Director and Investor Relations Director

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Accountant CRC-RJ-61504/O

F:\MMX_DFs
quadros_29mar07_er

Michael Page
INTERNATIONAL

## Francisco Vaz Rodrigues

Brasileiro, Solteiro, 51 anos
Rua Corinto, 739, apto. 32 A
São Paulo, SP
Cel : 55(11) 8304-6161
Residência : 55(11) 3726-3571
e-mail : fvazrodrigues@hotmail.com

Salário Mensal: R$ 8.091,00
Bônus / PLR: R$ 24.273,00
Demais Benefícios: Assistência médica padrão executivo, assistência odontológica, transporte, restaurante, seguro de vida e reembolso de quilometragem.

## Formação Acadêmica

- Pós-graduado em Engenharia de Controle da Poluição Ambiental pela FAAP / 1994
- Pós-graduado em Engenharia de Segurança do Trabalho pela FAAP / 1980
- Diplomado em Engenharia Mecânica pela Universidade Braz Cubas / 1979

## Resumo das Qualificações:

- Engenheiro mecânico, com cursos de Especialização em Engenharia de Segurança do Trabalho e em Engenharia de Controle da Poluição Ambiental.
- Vinte e cinco anos de experiência adquirida em indústrias metalúrgicas de grande porte, fabricantes de autopeças, atuando como Engenheiro de Segurança do Trabalho.
- Carreira desenvolvida nas áreas de engenharia de segurança do trabalho e meio ambiente.
- Sólida vivência na implantação e desenvolvimento de políticas e programas de segurança industrial, prevenção e combate a incêndios e meio ambiente.
- Sólida experiência em processos de certificação de Sistemas de Gestão Ambiental, Segurança e Saúde Ocupacional e da Qualidade (ISO 14001, OHSAS 18001, TS 16949, QS 9000 e ISO 9000).
- Domínio das legislações de segurança, saúde e meio ambiente.

## Experiência Profissional :

**ThyssenKrupp Metalúrgica Campo Limpo Ltda. – (Out/87 – Maio/06)** - Indústria alemã de autopeças, com faturamento US$ 320 milhões e 2700 funcionários.

**Cargo: Chefe de Divisão de Engenharia de Segurança e Meio Ambiente**

**Principais responsabilidades:**

- Coordenação e integração dos Sistemas de Gestão Ambiental e de Segurança e Saúde Ocupacional da empresa.
- Coordenação das atividades da equipe de engenharia de segurança do trabalho e meio ambiente (Engenheiros, Técnicos, Bombeiros e Assistentes Administrativos).
- Acompanhamento dos processos relativos aos Serviços Especializados em Engenharia de Segurança e em Medicina do Trabalho - SESMT.
- Participação conjunta com a Equipe de Medicina do Trabalho no desenvolvimento do Programa de Controle Médico de Saúde Ocupacional - PCMSO.
- Elaboração de normas e procedimentos para a implantação da OHSAS 18001:1999 e ISO 14001:2004.
- Manutenção da certificação do Sistema de Gestão de Segurança e Saúde Ocupacional da empresa, conforme padrão normativo OHSAS 18001:1999.
- Coordenação do Programa de Higiene Industrial (PPRA, LTCAT e PPP).
- Desenvolvimento dos Programas de Conservação Auditiva (PCA) e Ergonomia.
- Organização e orientação técnica para a Comissão Interna de Prevenção de Acidentes - CIPA.
- Coordenação da Brigada de Atendimento a Emergências e Manutenção de Equipamentos de Combate a Incêndios.
- Coordenação de vários programas de segurança e saúde ocupacional, com destaque para o Processo de Segurança Comportamental para a liderança e operadores, que resultaram em redução de 80% da taxa de freqüência total de acidentes do trabalho e 3,5 milhões de HHT sem acidentes do trabalho com afastamento.
- Assessoria para as demais empresas do grupo ThyssenKrupp Automotive no Brasil e no México.
- Representante do Sindiforja na Comissão Tripartite de Negociação para Proteção em Prensas e Similares.

- Coordenação das atividades na Estação de Tratamento de Resíduos Industriais.

- Contatos com órgãos governamentais como DRT, INSS, CETESB, DEPRN, DAEE e Corpo de Bombeiros.

- Perito assistente da empresa em processos trabalhistas.

**Rockwell Braseixos S/A – (Jan/81 –Out/87)** - Indústria norte-americana de autopeças, com cerca de 4500 funcionários.

**Cargo: Encarregado da Seção de Engenharia de Segurança**

**Principais responsabilidades:**

- Responsável pelo programa de reconhecimento, avaliação e controle de riscos.

- Coordenação das áreas de Prevenção de Acidentes e Proteção Contra Incêndios.

- Participação durante a fase de projeto de ampliação de empresa coligada, que teve um acréscimo de 17.000 $m^2$ de área construída, opinando sobre os aspectos de higiene e segurança do trabalho.

- Análise de projetos apresentados pelos Círculos de Controle da Qualidade - CCQ.

- Elaboração de laudos técnicos de reconhecimento e avaliação de riscos ambientais, com a utilização de instrumentos de medição de higiene industrial.

- Controle do seguro de incêndio da empresa, atuando junto à Corretora e Seguradora, visando a redução do custo através de isolamento de riscos, análise de taxas aplicadas, manutenção e extensão dos descontos.

## Idiomas

- Inglês básico
- Espanhol básico

## Cursos

- Técnicas de Avaliação de Insalubridade e Periculosidade - ABRAPHISET - 1983
- Perícias sobre Insalubridade e Periculosidade - APEMSO - 1984
- LAC - Liderança, Atitude e Comportamento - IDORT - 1984
- Instrumentação em Higiene do Trabalho - FUNDACENTRO - 1986
- Sistemas Automáticos de Detecção e Extinção de Incêndios - IBGR - 1989
- Avaliação e Controle de Ruído e Vibração Industrial - CETESB - 1991
- BS 8800 - Segurança e Saúde Ocupacional - Bureau Veritas - 1998

- Gestão Ambiental - SENAI - 1998
- As Novas Relações Capital - Trabalho - HGM Consultores - 2000
- Fundamentos e Métodos de Elaboração do PPRPS - SENAI - 2003
- Desenv. Habilidades Comunicativas para Apresentações em Público - CPDEC-Centro de Pesquisa, Capacitação e Desenvolvimento Contínuo - 2003
- Programa de Prevenção de Riscos em Prensas e Similares - SENAI - 2004
- Treinamento Técnico em Ergonomia - Prodergo - 2006

## Referências :

- **Nome:** Adilson Luis Sigarini
- **Empresa:**. ThyssenKrupp
- **Cargo:** Gerente de Recursos Humanos
- **Fone:** 55(11) 4039-9241
- **Email:** adilson.sigarini@thyssenkrupp.com

- **Nome:** Ronald Winkler
- **Empresa:** RW Recursos Humanos
- **Cargo:** Diretor
- **Fone:** 55(11) 5542-0793
- **Email:** rwrh@itelefonica.com.br

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